Free Writing Prospectus, dated July 19, 2016

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement Nos. 333-183355, 333-211178

The following article was published by InvestmentNews on July 14, 2016:

REIT with a twist — and a high commission — is new darling of independent brokers-dealers

Preferred Apartment Communities Inc. is selling nontraded preferred shares to help fund its growth

By Bruce Kelly | July 14, 2016 – 12:01 am EST

There’s a new kind of REIT in town and it’s the brainchild of John Williams, the former chairman and CEO of Post Properties Inc., a multi-family real estate company he founded in 1971 that evolved into a nontraded real estate investment trust. Mr. Williams took the REIT public in 1993, listing it on the New York Stock Exchange. He resigned as chairman 10 years later during a dispute with the board.

A minority owner in the NFL’s Atlanta Falcons, Mr. Williams launched his next nontraded REIT, Preferred Apartment Communities Inc., in 2010. Mr. Williams and his team have essentially added a wrinkle to the standard REIT. A multi-family REIT that has a portion of its portfolio in retail anchored by grocery stores and student housing, Preferred Apartment Communities listed on the Big Board in 2011 and then started selling nontraded redeemable preferred shares of its stock. Their price is $1,000 per share with a 6% yield. Investors also get a warrant to purchase 20 shares of common stock when they buy the preferred share.

The preferred shares can be redeemed for $1,000 after five years. Investors also get some liquidity; they can sell their shares back to the company immediately after buying them but they must pay a redemption fee that decreases annually. If an investor sells back the preferred shares during the first year of owning it, the redemption fee is 13%, for example.

Before starting the company, Mr. Williams closely studied the nontraded REIT industry, including meeting with top executives such as former nontraded REIT czar Nicholas Schorsch.

Nontraded REITs typically sell common stock to investors and begin paying a 6% to 7% dividend immediately; that means they often pay a dividend without having earned any income, forcing the REIT to pay the dividend by selling more stock to investors, with the ultimate goal of listing or selling the company so investors can see a liquidity event and get their initial investment back, potentially with appreciation.

Preferred Apartment Communities has done somewhat of the reverse. It first listed the company, generated cash flow, and then launched an illiquid, nontraded investment, and currently has enough cash flow to comfortably cover its dividend to both common and preferred stock holders. The company, which had $1.54 billion in assets as of the end of the first quarter, is in high growth mode, and using the proceeds of the preferred shares to acquire properties.

The Preferred Apartment Communities preferred share offering has turned into quite a darling with independent reps and their firms. It raised $101 million from investors in the first quarter of the year, and one analyst, Ryan Meliker of Canaccord Genuity, has projected the REIT to sell as much as $60 million in nontraded preferred shares a month by the end of the year.

In terms of fund raising, that is a staggering amount of money to be raised through independent broker-dealers and registered investment advisers. Raising $60 million a month would put the Preferred Apartment Communities offering on par with Cole Capital, which has been around for decades.

The success of the preferred share offering by Mr. Williams’ REIT raises questions, though. If a REIT is raising so much money so quickly, does its management have the capacity to invest properly and not overpay for assets?

One positive for Preferred Apartment Communities is that it looks like the company is in a position to control costs because it also lends money to a small, select group of developers that build apartment complexes. The REIT then has an option to buy those apartments, creating its own pipeline of potential deals.

In his research note, Mr. Meliker noted that the REIT’s management would be disciplined when faced with such challenges. Management has also said it intends to grow earnings, defined as normalized funds from operation per common share, at a minimum of 10% per year.

The REIT is also externally managed, a management structure that has been roundly criticized as a way for management of nontraded REITs to rack up huge fees that severely crimp investor returns. The size of the company, which has a market capitalization of only about $350 million, also raises questions, according to industry executives.

The commission on the preferred shares on the Preferred Apartment Communities offering could raise some eyebrows. In an era when the Financial Industry Regulatory Authority Inc. is trying to get the industry to bring pricey nontraded REIT commissions down by creating rules that show the steep cost of the commissions for such REITs, Preferred Apartment Communities’ preferred shares is offering brokers the old 7% commission. Because it is preferred stock, Finra’s new pricing rule, which is hurting nontraded REIT sales, does not apply. The shares are listed at $1,000 on client account statement.

With fees that high, plus another 4% to 5% percent in broker-dealer fees and offering costs, how could REIT sponsors get enough of an investor’s cash into the ground to generate the typical 6% to 7% yield such investments promise?

Leonard Silverstein, the REIT’s president and chief operating officer, answers those questions by saying investors should have confidence in Preferred Apartment Communities to execute its growth strategy. He said the company is comfortably covering its dividend, and it chose to be an externally managed company because of the steep overhead of paying its staff and employees during its launch, he said.

Will the company consider doing away with external management in the future? “We look at it but are not focused on it at the moment and visit the issue from time to time,” Mr. Silverstein said.

With the dividend of the company’s common stock currently yielding about 5.3%, why should an investor take the risk of owning illiquid shares that pay just 70 basis point higher?

“We offer two types of securities, preferred and common. We like both and they serve different purposes,” Mr. Silverstein said. “The common has the dividend and we have increased it quite a bit since the IPO. With respect to the preferred shares, it’s a senior security so there is less risk than the common. We have to pay the dividend on the preferred shares before the common shares. And our board does not have the authority to cut the 6% dividend.”

During the credit crisis some nontraded REITs cut their dividends massively, he noted. “Our board does not have the authority to unilaterally do that. And if we can’t pay the dividend, it accrues,” he said. Tying the nontraded preferred shares to a publicly traded stock also gives the company flexibility to go to the capital markets and raise more cash if it needs to, he added.

If imitation is the highest form of flattery, Mr. Williams and Mr. Silverstein should be blushing. Other REITs are watching the offering closely, and one listed REIT, another small cap, multi-family REIT, Bluerock Residential Growth REIT Inc., is in the process of widely rolling out a similar offer.

Mr. Silverstein said he could not comment about potential competition. “We created a unique structure,” he said. “For us and our company it works very well. I can’t speak for others and how they execute it.”

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Preferred Apartment Communities, Inc. (“PAC”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents PAC has filed with the SEC for more complete information about PAC and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, with respect to the offering of up to 900,000 Units consisting of 900,000 shares of Series A Redeemable Preferred Stock and Warrants to purchase 18,000,000 shares of Common Stock, PAC’s dealer manager, International Assets Advisory, LLC, will arrange to send you the prospectus if you request it by calling toll-free at (855) 330-6594 and, with respect to the offering of up to $150,000,000 of Common Stock, PAC’s sales agent, JonesTrading Institutional Services LLC, will arrange to send you the prospectus if you request it by calling toll-free at (800) 423-5933.

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